Angel Oak Strategic Credit Fund
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

November 30, 2017

VIA EDGAR TRANSMISSION

Mr. Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Angel Oak Strategic Credit Fund (the “Fund”)
File Nos. 333-220480 and 811-23289
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2
(the “Amendment”) to the Fund’s Registration Statement on Form N-2 as Filed on November 30, 2017

Dear Mr. Cowan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Thursday, November 30, 2017, or as soon thereafter as practicable.

In connection with this request, Quasar Distributors, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Stephen T. Cohen at (202) 261-3304.

Sincerely,

Angel Oak Strategic Credit Fund	Quasar Distributors, LLC

/s/ Dory S. Black	/s/ James R. Schoenike
Dory S. Black	James R. Schoenike
President	President